Exhibit 99.1
CyberArk Announces Strong Third Quarter 2016 Results
Record total revenue of $55.0 million increases 37% year-over-year

Newton, Mass. and Petach Tikvah, Israel – November 3, 2016 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced record financial results for the third quarter ended September 30, 2016.

“CyberArk’s record revenues in the third quarter were driven by strong global demand across verticals as organizations continue to prioritize privileged account security,” said Udi Mokady, CyberArk Chairman and CEO. “Our results demonstrate that companies of all sizes are choosing CyberArk as a strategic partner to help protect their most valuable assets on premise and in the cloud.  Our investments in product innovation, expanding our sales and marketing engine and growing our partner ecosystem, are strengthening our position as the leader in privileged account security.”

Financial Highlights for the Third Quarter Ended September 30, 2016

Revenue:

•	Total revenue was $55.0 million, up 37% compared with the third quarter of 2015.
•	License revenue was $33.3 million, up 34% compared with the third quarter of 2015.
•	Maintenance and Professional Services revenue was $21.7 million, up 42% from the third quarter of 2015.

Operating Income:

•	GAAP operating income was $8.1 million for the quarter, compared to $8.3 million in the third quarter of 2015.
•	Non-GAAP operating income was $14.3 million for the quarter, up from $11.1 million in the third quarter of 2015.

Net Income:

•	GAAP net income was $7.1 million, or $0.20 per diluted share, compared to GAAP net income of $6.8 million, or $0.19 per diluted share, in the third quarter of 2015.
•	Non-GAAP net income was $11.8 million, or $0.33 per diluted share, compared to $9.2 million, or $0.26 per diluted share, in the third quarter of 2015.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three months and nine months ended September 30, 2016 and 2015. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of September 30, 2016, CyberArk had $274.6 million in cash, cash equivalents, marketable securities and short-term deposits, compared to $238.3 million as of December 31, 2015.
•	During the first nine months of 2016, the Company generated $36.2 million in cash flow from operations, compared to $40.3 million in the first nine months of 2015.

Business Outlook

Based on information available as of November 3, 2016, CyberArk is issuing guidance for the fourth quarter and full year 2016 as indicated below.

Fourth Quarter 2016:

•	Total revenue is expected to be in the range of $62.0 million to $63.0 million which represents 20% to 22% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $14.7 million to $15.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.31 to $0.33 per diluted share. This assumes 36.2 million weighted average diluted shares.

Full Year 2016:

•	Total revenue is expected to be in the range of $214.3 million to $215.3 million which represents 33% to 34% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $53.3 million to $54.1 million.
•	Non-GAAP net income per share is expected to be in the range of $1.16 to $1.18 per diluted share. This assumes 35.9 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on today, Thursday, November 3, 2016 at 8:30 a.m. Eastern Time (ET) to discuss the company’s third quarter financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 93447199. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com.  Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 93447199. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 45 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout EMEA and Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the company blog, http://www.cyberark.com/blog/, follow on Twitter @CyberArk or Facebook at https://www.facebook.com/CyberArk

Copyright © 2016 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

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For the three and nine months ended September 30, 2016, non-GAAP operating income is calculated as operating income excluding share-based compensation expense and amortization of intangible assets related to acquisitions. For the three and nine months ended September 30, 2015, non-GAAP operating income is calculated as operating income excluding public offering, amortization of intangible assets and acquisition related expenses as well as share-based compensation expense.

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For the three and nine months ended September 30, 2016, non-GAAP net income is calculated as net income excluding share-based compensation expense, amortization of intangible assets related to acquisitions and the tax effects related to the non-GAAP adjustments. For the three and nine months ended September 30, 2015 non-GAAP net income is calculated as net income excluding public offering,  amortization of intangible assets and acquisition related expenses as well as share-based compensation expense and the tax effects related to the non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, public offering and acquisition related expenses and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The Company believes that expenses related to its public offerings, acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of management of CyberArk (the “Company”). In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016

Revenues:
License	$24,820	$33,257	$67,076	$90,736
Maintenance and professional services	15,236	21,707	42,270	61,519

Total revenues	40,056	54,964	109,346	152,255

Cost of revenues:
License	1,136	1,084	3,517	3,641
Maintenance and professional services	4,395	6,962	12,345	17,750

Total cost of revenues	5,531	8,046	15,862	21,391

Gross profit	34,525	46,918	93,484	130,864

Operating expenses:
Research and development	5,649	9,192	14,029	25,290
Sales and marketing	16,717	23,800	45,626	67,300
General and administrative	3,871	5,841	11,507	15,527

Total operating expenses	26,237	38,833	71,162	108,117

Operating income	8,288	8,085	22,322	22,747

Financial income (expenses), net	58	368	(1,246)	341

Income before taxes on income	8,346	8,453	21,076	23,088

Taxes on income	(1,573)	(1,341)	(5,215)	(5,203)

Net income	$6,773	$7,112	$15,861	$17,885

Basic net income per ordinary share	$0.20	$0.21	$0.50	$0.53
Diluted net income per ordinary share	$0.19	$0.20	$0.45	$0.50

Shares used in computing net income
per ordinary shares, basic	33,122,067	33,886,461	31,747,872	33,601,280
Shares used in computing net income
per ordinary shares, diluted	35,761,096	35,983,790	35,186,664	35,798,352

Share-based Compensation Expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016

Cost of revenues	$139	$423	$286	$949
Research and development	368	1,403	535	3,341
Sales and marketing	713	1,544	1,029	4,140
General and administrative	885	1,721	1,863	4,013

Total share-based compensation expense	$2,105	$5,091	$3,713	$12,443

 CYBERARK SOFTWARE LTD.
 Consolidated Balance Sheets
 U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2015	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$234,539	$145,192
Short-term bank deposits	3,713	92,138
Marketable securities	-	15,148
Trade receivables	20,410	26,731
Prepaid expenses and other current assets	3,293	4,421

Total current assets	261,955	283,630

LONG-TERM ASSETS:
Property and equipment, net	3,584	4,444
Intangible assets, net	18,558	15,156
Goodwill	35,145	35,145
Marketable securities	-	22,077
Severance pay fund	3,230	3,359
Prepaid expenses and other long-term assets	1,954	1,939
Deferred tax asset	9,998	11,262

Total long-term assets	72,469	93,382

TOTAL ASSETS	$334,424	$377,012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,530	$2,112
Employees and payroll accruals	15,860	15,936
Deferred revenues	37,104	45,875
Accrued expenses and other current liabilities	9,366	6,552

Total current liabilities	64,860	70,475

LONG-TERM LIABILITIES:
Deferred revenues	17,285	20,920
Other long-term liabilities	188	232
Accrued severance pay	4,667	5,036
Deferred tax liabilities	754	436

Total long-term liabilities	22,894	26,624

TOTAL LIABILITIES	87,754	97,099

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	86	88
Additional paid-in capital	200,107	215,115
Accumulated other comprehensive income (loss)	(93)	255
Retained earnings	46,570	64,455

Total shareholders' equity	246,670	279,913

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$334,424	$377,012

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2015	2016
Cash flows from operating activities:
Net income	$15,861	$17,885
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	1,036	4,744
Amortization of premium and accretion of discount
on marketable securities	-	165
Share-based compensation expenses	3,713	12,443
Tax benefit related to share-based compensation	(2,321)	(889)
Deferred income taxes, net	(1,420)	(1,616)
Increase in trade receivables	(3,887)	(6,321)
Increase in prepaid expenses and other
current and long-term assets	(1,559)	(606)
Increase (decrease) in trade payables	35	(174)
Increase in short term and long term deferred revenues	24,335	12,406
Increase (decrease) in employees and payroll accruals	(471)	76
Increase (decrease) in accrued expenses and other
current and long-term liabilities	4,621	(2,109)
Increase in accrued severance pay, net	369	240

Net cash provided by operating activities	40,312	36,244

Cash flows from investing activities:
Proceeds from short and long term deposits	42,309	-
Investment in short and long term deposits	(614)	(88,361)
Investment in marketable securities	-	(37,351)
Purchase of property and equipment	(1,751)	(2,446)
Payments for business acquisitions, net of cash acquired	(23,149)	-

Net cash provided by (used in) investing activities	16,795	(128,158)

Cash flows from financing activities:
Issuance of shares, net	52,614	-
Withholding proceeds related to exercise of options	1,011	-
Tax benefit related to share-based compensation	2,321	889
Proceeds from exercise of options	1,693	1,678

Net cash provided by financing activities	57,639	2,567

Increase (decrease) in cash and cash equivalents	114,746	(89,347)

Cash and cash equivalents at the beginning of the period	124,184	234,539

Cash and cash equivalents at the end of the period	$238,930	$145,192

 CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016

Operating income	$8,288	$8,085	$22,322	$22,747
Public offering related expenses	-	-	1,568	-
Share-based compensation	2,105	5,091	3,713	12,443
Amortization of intangible assets - Cost of revenues	19	355	19	1,065
Amortization of intangible assets - Research and development	271	478	271	1,434
Amortization of intangible assets - Sales and marketing	-	301	-	903
Acquisition related expenses	429	-	517	-

Non-GAAP operating income	$11,112	$14,310	$28,410	$38,592

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016

Net income	$6,773	$7,112	$15,861	$17,885
Public offering related expenses	-	-	1,568	-
Share-based compensation	2,105	5,091	3,713	12,443
Amortization of intangible assets - Cost of revenues	19	355	19	1,065
Amortization of intangible assets - Research and development	271	478	271	1,434
Amortization of intangible assets - Sales and marketing	-	301	-	903
Acquisition related expenses	429	-	517	-
Taxes on income related to non-GAAP adjustments	(382)	(1,576)	(496)	(3,155)

Non-GAAP net income	$9,215	$11,761	$21,453	$30,575

Non-GAAP net income per share
Basic	$0.28	$0.35	$0.68	$0.91
Diluted	$0.26	$0.33	$0.61	$0.85

Weighted average number of shares
Basic	33,122,067	33,886,461	31,747,872	33,601,280
Diluted	35,761,096	35,983,790	35,186,664	35,798,352